Exhibit 99.16

CONSENT OF EXPERT

The undersigned, on his or her own behalf and on behalf of NewFields Canada Mining & Environment ULC, hereby consents to the use of my name, the name of NewFields Canada Mining & Environment ULC and references to, excerpts from, and summaries of the Technical Report titled “Silver Sand Project Pre-Feasibility Study” (effective date June 19, 2024), which is included in, or incorporated by reference into, the Annual Report on Form 40-F of New Pacific Metals Corp. for the year ended June 30, 2026 being filed with the United States Securities and Exchange Commission (the “SEC”) and the Registration Statement on Form F-10 (Registration No. 333-290324) of New Pacific Metals Corp. filed with the SEC.

Dated: September 23, 2026

\s\ “Leon Botham”
Leon Botham, P.Eng.